September 5, 2024

David Rosa
Chief Executive Officer
NeuroOne Medical Technologies Corporation
7599 Anagram Dr.
Eden Prairie, MN 55344

       Re: NeuroOne Medical Technologies Corporation
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281881
Dear David Rosa:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Emily Johns, Esq.